ADITYA BIRLA GROUP

Jan 3, 2009

RECEIVED
2009 JAN -5 A 8:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

09045044

SUPPL

Reg : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

Sub: Intimation of Acquisition of Shares

In terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulation, 1997and Regulation 13(6) of SEBI(Prohibition of Insider Trading) Regulations, 1992 we hereby inform that Life Insurance Corporation of India has acquired by way of market purchase 3,00,000 Equity Shares of Re. 1/- each of the Company.

We are further enclosing herewith a statement to this effect in the format prescribed by SEBI Regulations.

Thanking You.

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Yours Faithfully,
For **Hindalco Industries Limited**

Anil Malik
Vice President &
Company Secretary

Encl as above

Format for informing details of acquisition to Stock Exchanges by target company , in terms of Regulation 7(3)

Name of Target company (Reporting company) : Hindalco Industries Limited

Date of reporting	3rd Jan 2009				
Name of Stock exchanges where shares of reporting company are listed.	▪ Bombay Stock Exchange Limited, Mumbai ▪ National Stock Exchange Limited ▪ Luxembourg Stock Exhange (GDRs)				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
Life Insurance Corporation of India	24.12.2008	Market Buy	3,00,000 & 0.17%	169,778,101 & 9.98%	170,078,101 & 10.00%

For Hindalco Industries Ltd.

ANIL MALIK
Company Secretary

Place : MUMBAI
Date : 03.01.2009

END